EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at June 30,	As at December 31,
	2013	2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$124,517	$104,631
Term deposits with banks	3,099	4,184
Financial assets, available-for-sale	7,474	7,472
Accounts receivables	3,321	4,242
Receivables from sales representatives	8,843	7,773
Inventories	388	410
Prepaid expenses and other current assets	14,926	18,396
	162,568	147,108
Non-current assets
Property and equipment	49,762	30,442
Investment properties	89,651	97,377
Intangible assets	29,216	33,136
Long term investment	100	100
Deferred income tax assets	205	244
Other non-current assets	6,353	2,762
	175,287	164,061
Total assets	$337,855	$311,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,144	$12,531
Deferred income and customer prepayments	92,400	84,540
Accrued liabilities	19,952	20,409
Income tax liabilities	1,089	1,225
	122,585	118,705
Non-current liabilities
Deferred income and customer prepayments	7,716	9,062
Deferred income tax liabilities	5,842	6,090
	13,558	15,152
Total liabilities	136,143	133,857

Equity attributable to Company’s shareholders
Common shares	524	521
Treasury shares	(150,089)	(150,089)
Other reserves	159,187	156,629
Retained earnings	181,254	158,859
Total Company shareholders’ equity	190,876	165,920
Non-controlling interests	10,836	11,392
Total equity	$201,712	$177,312
Total liabilities and equity	$337,855	$311,169

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$26,217	$34,410	$54,176	$69,633
Exhibitions	33,274	30,507	34,775	32,724
Miscellaneous	1,948	1,861	3,740	3,338
	61,439	66,778	92,691	105,695
Operating Expenses:
Sales (Note 2)	19,272	23,532	30,265	38,566
Event production	10,254	9,660	10,650	9,986
Community and content (Note 2)	7,547	8,968	13,732	15,896
General and administrative (Note 2)	13,364	11,404	23,156	21,578
Information and technology (Note 2)	3,161	3,248	6,475	6,639
Total Operating Expenses	53,598	56,812	84,278	92,665
Profit on sale of property	10,953	-	15,410	-
Profit from Operations	18,794	9,966	23,823	13,030
Interest income	347	246	621	432
Share of loss of associate	-	(10)	-	(24)
Impairment loss on investment in associate	-	(302)	-	(302)
Profit before Income Taxes	19,141	9,900	24,444	13,136
Income tax expense	(2,643)	(373)	(2,669)	(536)
Net Profit	$16,498	$9,527	$21,775	$12,600
Net profit attributable to non-controlling interests	276	192	620	224
Net profit attributable to the Company’s shareholders	$16,774	$9,719	$22,395	$12,824
Basic net profit per share attributable to the Company’s shareholders	$0.49	$0.29	$0.65	$0.38
Shares used in basic net profit per share calculations	34,397,879	33,984,831	34,384,481	33,981,811
Diluted net profit per share attributable to the Company’s shareholders	$0.46	$0.27	$0.62	$0.36
Shares used in diluted net profit per share calculations	36,200,567	35,853,512	36,048,346	35,716,189

Note: 1.	Online and other media services consists of:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$22,689	$30,045	$47,664	$60,922
Print services	3,528	4,365	6,512	8,711
	$26,217	$34,410	$54,176	$69,633

Note: 2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$159	$175	$227	$237
Community and content	25	51	(16)	16
General and administrative	374	470	603	735
Information and technology	54	64	139	136
	$612	$760	$953	$1,124

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